Exhibit 8.1

Kitov Pharmaceuticals Holdings Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

Kitov Pharmaceuticals Ltd.*	Israel

Tyrnovo Ltd.	Israel

*On April 25, 2017, the boards of directors of each of Kitov Pharmaceuticals Holdings Ltd. and Kitov Pharmaceuticals Ltd. approved a merger between the two entities, with Kitov Pharmaceuticals Holdings Ltd.remaining as the surviving entity. For more information on the proposed merger, see Item 4.C – Organizational Structure in the Annual Report for 2016 on Form 20-F in which this is Exhibit is included.